Exhibit 99.1

Kenon Holdings Reports Q1 2022 Results and Additional Updates

Singapore, June 1, 2022. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q1 2022 and additional updates.

Q1 and Recent Highlights

Kenon

•	Kenon intends to distribute approximately $552 million ($10.25 per share) to shareholders in July 2022, subject to approval of a capital reduction in the High Court of the Republic of Singapore.

ZIM

•	In May 2022, ZIM announced an interim dividend to be paid in June 2022 of $2.85 per share, representing $342 million in aggregate. Kenon expects to receive $71 million ($67 million net of tax).

•	Financial results[1]:

•	ZIM reported net profit in Q1 2022 of $1.7 billion, as compared to $0.6 billion in Q1 2021.

•	ZIM reported Adjusted EBITDA[2] in Q1 2022 of $2.5 billion, as compared to $0.8 billion in Q1 2021.

OPC

•	In May 2022, OPC announced an agreement with Veridis Power Plants Ltd. to reorganize the holdings of its operations in Israel.

•	Financial results:

•	OPC’s revenue in Q1 2022 increased to $146 million, as compared to $115 million in Q1 2021.

•	OPC’s net profit in Q1 2022 was $33 million, as compared to zero in Q1 2021.

•
OPC’s Adjusted EBITDA[2] in Q1 2022 was $32 million, as compared to $28 million in Q1 2021. Additionally, in Q1 2022, OPC’s proportionate share in EBITDA of CPV associated companies was $43 million as compared to $18 million in Q1 2021.

1 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the three months ended March 31, 2022 was 21% (28% for three months ended March 31, 2021).
2 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated June 1, 2022 for the definition of ZIM’s Adjusted EBITDA and OPC’s and CPV’s Adjusted EBITDA and a reconciliation to their respective net profit for the applicable period.

Discussion of Results for the Three Months ended March 31, 2022

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd. (“OPC”). Our share of the results of ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated June 1, 2022 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; a reconciliation of OPC’s Adjusted EBITDA (which is a non-IFRS measure) to net profit (loss); summary of financial information of OPC’s subsidiaries; and a reconciliation of ZIM’s Adjusted EBITDA (which is a non-IFRS measure) to net profit.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	OPC
	Israel	U.S.	Total	Israel		U.S.	Total
	Q1 2022			Q1 2021
	$ millions
Revenue	134	12	146	107	x	8	115
Cost of sales (excluding depreciation and amortization)	91	7	98	74		5	79
Finance (expenses)/income, net	(7)	1	(6)	(7)		1	(6)
Share in profit/(losses) of associated companies, net	-	30	30	-		(11)	(11)
Profit/(loss) for the period	14	19	33	8		(8)	-
Attributable to:
Equity holders of OPC	12	13	25	7		(5)	2
Non-controlling interest	2	6	8	1		(3)	(2)
Adjusted EBITDA[2]	35	(3)	32	29		(1)	28
Proportionate share of EBITDA of associated companies	-	43	43	-		18	18

Revenue

	For the period ended March 31,
	2022	2021
	$ millions
Israel
Revenue from sale of energy to private customers	91	76
Revenue from private customers in respect of infrastructure services	23	21
Revenue from sale of surplus energy	13	5
Revenue from sale of steam	4	5
Revenue from activities of Gnrgy	3	-
	134	107
U.S.
Revenue from sale of electricity and provision of services in the U.S.	12	8
Total	146	115

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under Power Purchase Agreements by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff effective February 1, 2022, as published by the EA, was NIS 0.2869 per KW hour, which was approximately 13.6% higher than the weighted-average generation component tariff in 2021 of NIS 0.2526 per KW hour. In April 2022, due to a reduction in excise tax on use of coal and to combat the high cost of living, the EA published a new weighted average generation component tariff effective May 1, 2022 of NIS 0.2764 per KW hour, which is approximately 3.7% lower than the rate effected on February 1, 2022. OPC’s revenue from sales of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index.

Set forth below is a discussion of changes in revenue by category between Q1 2022 and Q1 2021.

•
Revenue from sale of energy to private customers – increased by $15 million in Q1 2022, as compared to Q1 2021. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $2 million. Excluding the impact of exchange rate fluctuations, such revenue increased by $13 million primarily as a result of (i) an $11 million increase reflecting the commencement of virtual supply in September 2021 and (ii) a $6 million increase due to an increase in the generation component tariff, partially offset by a $4 million decrease due to decline in energy consumption by customers.

•
Revenue from private customers in respect of infrastructure services – increased by $2 million in Q1 2022, as compared to Q1 2021. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $1 million. Excluding the impact of exchange rate fluctuations, such revenue increased by $1 million primarily as a result of a $3 million increase reflecting the commencement of virtual supply in September 2021, partially offset by a $1 million decrease in sale of energy purchased for OPC-Hadera’s customers.

•
Revenue from sale of surplus energy – increased by $8 million in Q1 2022, as compared to Q1 2021. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $1 million. Excluding the impact of exchange rate fluctuations, such revenue increased by $7 million primarily as a result of (i) a $6 million increase due to an increase in availability of the OPC-Hadera power plant and (ii) a $1 million increase due to an increase in sale of energy to OPC-Rotem’s customers.

•
Revenue from activities of Gnrgy – reflects the commencement of operations of Gnrgy, which is engaged in the area of charging services for electric vehicles, which was $3 million in Q1 2022 compared to nil in Q1 2021.

•
Revenue from sale of electricity and provision of services in the U.S. – reflects three months of results of CPV in Q1 2022, as compared to two months of results in Q1 2021, with the completion of the acquisition of CPV on January 25, 2021.

Cost of Sales (Excluding Depreciation and Amortization)

	For the period ended March 31,
	2022	2021
	$ millions
Israel
Natural gas and diesel oil consumption	39	39
Expenses for infrastructure services	23	21
Expenses for acquisition of energy	18	5
Natural gas transmission	3	3
Operating expenses	6	6
Costs from activities of Gnrgy	2	-
	91	74
U.S.
Operating costs and cost of services in the U.S.	7	5
Total	98	79

•
Natural gas and diesel oil consumption – remained the same in Q1 2022, as compared to Q1 2021. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $1 million. Excluding the impact of exchange rate fluctuations, such cost of sales decreased by $1 million primarily as a result of a decrease of $2 million due to maintenance at the OPC-Rotem power plant partially offset by an increase of $1 million due to an increase in availability of the OPC-Hadera power plant.

•
Expenses for infrastructure services – increased by $2 million in Q1 2022, as compared to Q1 2021, primarily as a result of a $3 million increase reflecting the commencement of virtual supply in 2021, partially offset by a $1 million decrease due to a decline in energy consumption by OPC-Hadera’s customers.

•
Expenses for acquisition of energy – decreased by $13 million in Q1 2022, as compared to Q1 2021. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $1 million. Excluding the impact of exchange rate fluctuations, such cost of sales increased by $12 million primarily as a result of (i) a $9 million increase reflecting the commencement of virtual supply in 2021, (ii) a $6 million increase due to maintenance at OPC-Rotem power plant, partially offset by a $3 million decrease due to an increase in availability of the OPC-Hadera power plant.

•	Costs from activities of Gnrgy – reflects the commencement of operations of Gnrgy, which is engaged in the area of charging services for electric vehicles.

•
Operating costs and cost of services in the U.S. – reflects three months of results of CPV in Q1 2022, as compared to two months of results in Q1 2021, with the completion of the acquisition of CPV on January 25, 2021.

Finance Expenses, net

Finance expenses, net remained the same in Q1 2022 as compared to Q1 2021. A decrease of $5 million on interest expenses due to the early repayment of the OPC-Rotem’s project financing debt in October 2021 was offset by (i) a $4 million increase in interest expenses due to debentures issued in September 2021 and (ii) a $1 million increase in interest expenses due to a non-controlling shareholder’s loan to OPC-Rotem issued in October 2021.

Share of Profit of Associated Companies, net

The table below sets forth OPC’s share of profit of associated companies, net, consisting of five of the six operating plants in which CPV has interests.

	For the period ended March 31,
	2022	2021
	$ millions

Share in profit/(losses) of associated companies, net	30	(11)

As at March 31, 2022, OPC’s proportionate share of debt (including interest payable) of CPV associated companies was $933 million and proportionate share of cash and cash equivalents was $8 million.

OPC’s share in profit of associated companies, net increased by $41 million primarily as a result of (i) an improvement in the results of CPV Valley of $25 million and (ii) an increase of $22 million due to profit on changes in fair value of derivative financial instruments. For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange on May 25, 2022 and the convenience English translations furnished by Kenon on Form 6-K on May 25, 2022.

Liquidity and Capital Resources

As of March 31, 2022, OPC had cash and cash equivalents of $212 million (excluding restricted cash), restricted cash of $29 million (including debt service reserves of $14 million), and total outstanding consolidated indebtedness of $1,234 million, consisting of $42 million of short-term indebtedness and $1,192 million of long-term indebtedness. As of March 31, 2022, a substantial portion of OPC’s debt was denominated in NIS.

Business Developments

Veridis transaction

On May 9, 2022, OPC announced that it had entered into an agreement with Veridis Power Plants Ltd. to form OPC Holdings Israel Ltd., which will hold and operate all of OPC’s business activities in the energy and electricity generation and supply sectors in Israel. The details of the transaction are discussed in more detail in Kenon’s Form 6-K dated May 9, 2022.

ZIM

Discussion of ZIM’s results for Q1 2022

For the period ended March 31, 2022, ZIM’s revenue increased by 113% in Q1 2022 to $3.7 billion, as compared to $1.7 billion in Q1 2021, primarily due to an increase in revenue from containerized cargo, reflecting increases in both freight rates and carried volume.

ZIM’s net profit was $1.7 billion, as compared to $0.6 billion in Q1 2021. ZIM’s Adjusted EBITDA2 in Q1 2022 was $2.5 billion, as compared to $0.8 billion in Q1 2021.

ZIM carried 859 thousand TEUs in Q1 2022 representing a 5% increase as compared to Q1 2021, in which ZIM carried 818 thousand TEUs. The average freight rate in Q1 2022 was $3,848 per TEU, as compared to $1,925 per TEU in Q1 2021.

Qoros

Sale of remaining 12% interest

In April 2021, Kenon’s subsidiary Quantum (2007) LLC (“Quantum”) entered into an agreement with the China-based investor related to the Baoneng Group, which holds 63% of Qoros (the “Majority Shareholder”), to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $245 million). The Majority Shareholder has failed to make required payments under this agreement. In the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Shareholder and Baoneng Group with China International Economic and Trade Arbitration Commission. The proceedings are ongoing.

For more information on our agreement to sell our remaining interest in Qoros, and on Qoros’ loan agreements and our pledges and guarantees, see Kenon’s most recent annual report on Form 20-F filed with the SEC.

Additional Kenon Updates

Kenon’s (unconsolidated) liquidity and capital resources

As of March 31, 2022, Kenon’s unconsolidated cash balance was $503 million. As of May 31, 2022, Kenon’s total unconsolidated cash position, reflecting the receipt of a ZIM dividend in April 2022 (net of tax), was $978 million.

Kenon’s cash position includes cash and cash equivalents, fixed term bank deposits and fixed income and other treasury management instruments.

Capital reduction and distribution

At its 2022 Annual General Meeting on May 19, 2022, Kenon received the requisite shareholder approval to return share capital amounting to approximately $552 million to Kenon’s shareholders ($10.25 per share) (the “Capital Reduction”), subject to the approval of the High Court of the Republic of Singapore (the “Court”). The Court hearing in respect of the Capital Reduction application is scheduled for June 14, 2022 (the “Hearing”). Assuming the approval of the Court in respect of the Capital Reduction is granted at the Hearing, Kenon expects the distribution to be paid in July 2022. Further details including record and payment dates will be provided in due course.

Following the completion of the Capital Reduction, Kenon’s share capital is expected to be approximately $50 million.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development:
•	OPC (59% interest) – a leading owner, operator and developer of power generation facilities in the Israeli and U.S. power markets;
•	ZIM (21% interest) – an international shipping company; and
•	Qoros (12% interest3) – a China-based automotive company.

For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

3 Kenon has agreed to sell its remaining 12% interest to the Majority Shareholder.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to OPC, the dividend proposed by ZIM, statements relating to Kenon’s agreement to sell its remaining interest in Qoros, statements relating to the Capital Reduction and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to Kenon’s agreement to sell its remaining interest in Qoros, including risks relating to payments required to be made to Quantum which have not been made as required and whether such payments will be received at all, risks relating to meeting the conditions to the obligations under the transaction, including risks relating to regulatory approvals and risks relating to the Capital Reduction, including risks relating to the need to obtain approval from the High Court of the Republic of Singapore for the Capital Reduction, whether the Capital Reduction will be paid to shareholders when expected or at all and whether Kenon will have sufficient liquidity and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Mark Hasson Chief Financial Officer markh@kenon-holdings.com Tel: +65 9726 8628